Golden Queen Mining Co. Ltd.

January 9, 2018

Via: First Class Mail and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Ruiari Regan

Re:	Golden Queen Mining Co. Ltd. Registration Statement on Form S-3 File No. 333-221969

Ladies and Gentlemen:

On behalf of Golden Queen Mining Co. Ltd., a British Columbia corporation (“Golden Queen”), we hereby respectfully request that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (SEC File No. 333-221969) and to permit said Registration Statement to become effective at 4:00 p.m. Eastern Time on January 10, 2018, or as soon thereafter as practicable.

If you should have any questions regarding this acceleration request, please do not hesitate to contact our legal counsel in relation to this matter, Dorsey & Whitney LLP, Kenneth G. Sam at 303-629-3445.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ Guy Le Bel
Guy Le Bel
Chief Financial Officer